[redacted]

09059598

TES
GE COMMISSION
.C. 20549

Processing Section
MAR 06 2009
Washington, DC
106

BB 3/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-B-040820-C7~~ 8-49207

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'Keefe Shaw + Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

591 Delaware Ave.
(No. and Street)

Buffalo	New York	14202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Peter S. O'Keefe (716) 362-9899
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacherl, Edward F., CPA
(Name – *if individual, state last, first, middle name*)

2690 Sheridan Dr.	Tonawanda	NY	14150
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

OATH OR AFFIRMATION

I, Peter S. O'Keefe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of O'Keefe Shaw & Co., Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN M. TOWNSELL /Reg # 01T06186296
Notary Public, State of New York
Qualified in Erie Co.
My Commission Expires April 28, 2012

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~. Operations
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietors' Capital~~.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. Not Applicable
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Not Applicable See Note 3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. Not required
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. Included in (g)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. Not applicable
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. Not required
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. See accompanying supplemental report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O'Keefe Shaw & Co., Inc.

Statement of Financial Condition
As of December 31, 2008
and Independent Auditor's Report and
Supplemental Report on Internal Control Structure

Filed in accordance with Rule 17a-5(e)(3) as a **Public Document.**

Edward F. Hacherl
Certified Public Accountant

Edward F. Hacherl
Certified Public Accountant

2690 Sheridan Drive
Tonawanda, New York 14150
(716) 835-5733
email: ed_hacherl@msn.com

INDEPENDENT AUDITOR'S REPORT

To Mr. Peter S. O'Keefe, President
O'Keefe Shaw & Co., Inc.:

I have audited the statement of financial condition of O'Keefe Shaw & Co., Inc. as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statement presents fairly, in all material respects, the financial position of O'Keefe Shaw & Co., Inc. at December 31, 2008, in conformity with generally accepted accounting principles.

The following financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statement, the Company has suffered recurring losses from operations during 2008 that raise substantial doubt about its ability to meet minimum net capital required by regulators to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. This financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Edward F. Hacherl CPA

February 25, 2009

O'Keefe Shaw & Co., Inc.
Statement of Financial Condition
December 31, 2008

ASSETS		
Cash and cash equivalents	$	111,786
Cash deposited with clearing organization - restricted		25,000
Receivables from clearing organization and brokers and dealers		39,330
Tax refund claim		39,344
Investment securities owned, at fair value		59,389
Prepaid expenses		67,879
Furniture, equipment and leasehold improvements, at cost less accumulated depreciation of $106,268		155,908
Deposits		3,683
TOTAL ASSETS	$	502,319
LIABILITIES & STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	34,198
Accrued income taxes		1,500
Deferred income taxes		29,700
Total liabilities		65,398
STOCKHOLDERS' EQUITY		
Common Stock, (20,000 shares authorized, 8,975 shares issued & outstanding, $.01 par value)		90
Additional paid-in-capital		179,580
Retained earnings		264,787
Treasury stock, (225 shares at cost)		(7,536)
Total stockholders' equity		436,921
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	502,319

See notes to financial statements.

1. NATURE OF BUSINESS AND ACCOUNTING POLICIES

Nature of business – O'Keefe Shaw & Co., Inc. was incorporated in New York State on February 28, 1996. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the FINRA, (Financial Industry Regulatory Authority), The Company provides investment advisory, and investment brokerage services to individuals and institutions generally located in the western New York area. The Company acts as an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer. The Company transmits all customer funds and securities to the clearing broker-dealer who maintains and preserves all accounts and records of the Company's customers

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts during the reporting period and at the date of the financial statements. Actual results could differ from those estimates.

Accounting policies - The significant accounting policies followed by the Company in the preparation of the accompanying financial statements are as follows:

- Security Transactions - Security transactions and related commission revenue and expense are recorded on a trade basis.
- Depreciation - Depreciation is recorded using straight-line methods over the useful lives of the assets, generally 5 - 7 years. Total depreciation expense for the year ended December 31, 2008 is $36,461.
- Advertising - The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising charged to operations was $29,482 for the year ended December 31, 2008.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. The Company is required to maintain a $25,000 deposit account with its clearing-broker dealer.

Receivables from clearing organization and brokers and dealers represent commissions due from security sales. No allowance has been provided on accounts receivable because management believes all amounts are collectible.

Investment securities – The Company's liquid debt and marketable equity securities held principally for the purpose of resale in the near term are classified as trading investments and are reported at fair value. The valuation method used for securities measured at fair value is quoted prices available from exchange-traded securities and are classified as "Level 1 – Inputs". Unrealized gains and losses on these investments are included in current period earnings.

Realized gains and losses on investments are included in current period earnings. The cost basis of each investment sold is specifically identified for purposes of computing realized gains and losses.

Investment Advisory Income – Investment advisory fees are received quarterly but are recognized as earned on a pro-rata basis over the term of the quarter.

Income Taxes – The Company uses the asset and liability method for financial accounting and reporting of income taxes. Under the asset and liability approach, deferred taxes are determined based upon temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

In June 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized under SFAS 109. FIN 48 addresses the recognition and measurement of tax positions taken or expected to be taken, and also provides guidance on derecognition, classification, interest and penalties and disclosure. The FASB has delayed the effective date FIN 48 for private companies for annual financial statements of private companies until fiscal years beginning after December 15, 2008. The Company believes it does not have any significant uncertain tax positions and has elected defer adoption of FIN 48 until 2009.

Pension plan – The Company maintains a SIMPLE individual retirement plan for all of its eligible employees. The 2008 employer contribution under the plan was $14,052.

Financial Instruments – Financial instruments are recorded at fair value in accordance with FASB Statement No. 157. FASB Statement No. 157 defines fair value, establishes a fair price hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

Fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value items into three broad levels:

- Level 1 inputs are quoted prices for active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs that are observable for the asset, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability.

At December 31, 2008, all financial assets and liabilities are measured at fair value using level 1 inputs except for furniture, equipment and leasehold improvements which is recorded at cost less accumulated depreciation.

2. INVESTMENT AND OTHER SECURITIES

Investment securities on the balance sheet include $59,389 of marketable equity securities. These securities are classified as trading.

Net unrealized losses from investment securities held at December 31, 2008 are $(64,160). For 2008, the net loss on investment securities recorded in income consists of the following;

Net realized gains on sale of securities	$	5,446
Plus net unrealized losses from 12/31/2007 reclassifed as realized gains		3,350
Net unrealized Loss on investment securities at 12/31/2008		(48,311)
Net gain (loss) on investment securities	$	(39,515)

3. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company's minimum net capital requirement is $100,000.

At December 31, 2008, the Company had net capital of $186,892, which was $86,892 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital is 19%.

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the rule provided that certain conditions are met. Due to the nature of the Company's business (See Note 1) these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the rule.

4. COMMITMENTS

The Company leases office space in Buffalo and Rochester, New York under operating leases. Rent expense recorded by the Company in 2008 was $87,913. Future minimum lease payments under the above operating leases as of December 31, 2008 are as follows:

Years ending December 31:		
2009	$	93,610
2010		95,876
2011		86,332
2012		-
Total	$	275,818

The Company has a Shareholders Agreement with its minority employee shareholders. The agreement restricts the transfer of employee owned common stock to either the Company or its remaining shareholders. At December 31, 2008 there are 225 minority owned common stock shares, representing approximately $12,000 of stockholders equity.

On July 15, 2007, the Company entered into a Stock Grant Agreement with three employees. The agreement compensates each employee with 100 shares of the Company's common stock. Under the terms of the agreement, 25 common shares will vest annually on the agreement anniversary date over the next four years.

On July 15, 2008, 75 shares from the Stock Grant Agreement vested and were issued to the three employees as part of their compensation in the amount of $4,340 with a corresponding entry to the Company's capital accounts.

In December 2008, one of the employees covered by the Stock Grant Agreement terminated service to the Company, forfeiting 75 non-vested remaining shares under the stock grant agreement. The Company elected to purchase the 25 shares granted to the employee for treasury stock. An entry for the cost of the 25 shares was recorded to treasury stock in the amount of $1,260.

At the end of 2008, there were 150 non-vested shares in the Stock Grant Agreement.

5. INCOME TAXES

The income tax benefit consists of the following;

Current:		
Federal	$	(38,304)
New York State		1,500
		(36,804)
Deferred		
Federal		(10,300)
New York State		(2,200)
		(12,500)
Total	$	(49,304)

Management has used a tax rate of approximately 34% for calculating deferred taxes in 2008.

The significant of the components of deferred tax assets (liabilities) at December 31, 2008 are as follows;

Deferred tax liabilities:		
Depreciation	$	(44,100)
Other expense timing differences		(10,200)
Total deferred tax liabilities		(54,300)
Deferred tax assets:		
Unrealized gains/losses on investment and other securities owned		24,600
Net deferred tax liability	$	(29,700)

The Company's income tax expense varies from the tax computed using Federal statutory rates due to the Federal surtax exemption, permanent differences and state taxes.

6. RELATED PARTY TRANSACTIONS

The Company has agreements, to provide brokerage services, and office space and administrative services to Sandhill Capital Partners, LLC, (Sandhill), an investment advisory company through December 31, 2008. This agreement has not been extended. The Company's major stockholder is a member of Sandhill Capital Partners, LLC. Commission income earned from brokerage services provided to Sandhill in 2008 was $233,383. The Company recorded in other income $18,205 related to office space and administrative services to Sandhill.

The Company ended its affiliation with Evans National Bank to provide brokerage services to the bank's customers during 2008. For 2008, the Company earned approximately $84,000 in commission income and paid approximately $22,800 in commission expense to Evans National Bank.

7. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company introduces all customer transactions in securities traded on US security markets to another New York Stock Exchange member firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

8. SUBSEQUENT EVENTS

Subsequent to year-end, the stock markets experienced significant declines from December 31, 2008 levels. As of the close on February 20, 2009, the Company's investment portfolio experienced a decline of approximately $11,500 from its year-end balance.

9. UNCERTAINTY

Securities and Exchange Commission Uniform Net Capital rule, (rule15c3-1) requires the Company to maintain a minimum net capital level of $100,000. The Company must be in compliance with this rule at all times to stay in operation. Operating losses attributed to current poor economic conditions in the financial markets has reduced the Company's regulatory net capital to $186,892 on December 31, 2008 and to $141,624 on January 31, 2009. The Company has taken action to reduce expenses and cash outflows. The financial statements do not reflect any adjustments that might result from the Company's inability to maintain required minimum net capital levels.

Edward F. Hacherl
Certified Public Accountant

2690 Sheridan Drive
Tonawanda, New York 14150
(716) 835-5733
email: ed_hacherl@msn.com

To Board of Directors
O'Keefe Shaw & Co., Inc.

In planning and performing my audit of the financial statements and supplemental schedule of O'Keefe Shaw & Co., Inc. (the "Company") for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on he effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures I considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is

more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward F. Hacherl, CPA
February 25, 2009